SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

COMMONCACHE, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

CUSIP No. 202680104

  (CUSIP Number)

Lyle Hauser
c/o The Vantage Group, Ltd.
410 Park Avenue, Suite 1530
New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

September 28, 2007

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 4 Pages)

CUSIP No. 202680104	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

The Vantage Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

6,700,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	6,700,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

CO

Page 3 of 4 Pages

Item 1. Security and Issuer
This statement relates to the common stock $0.001 par value, of Commoncache, Inc., a Florida Corporation (the "Issuer"). The principal offices of the Issuer are located at 18851 NE 29th Avenue, 7th Floor, Aventura, FL 33180.

Item 2. Identity and Background.

 (a)-(c),  (f).  This statement is being filed by The Vantage Group Ltd. (“VANTAGE”).

Vantage, a Delaware corporation, whose business address is 410 Park Avenue, Suite 1530, New York, New York 10022, is primarily engaged in the business of providing consulting services to public and private entities.

(d) and (e).  During the last five  years,  Vantage has not been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent  jurisdiction in which Vantage was or is the  subject  to a  judgment,  decree  or  final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Vantage acquired 6,700,000 shares of common stock of the Issuer (the "Shares") pursuant to a Share Exchange Agreement entered into and closed with Freecom, LLC, a Florida limited liability company (“FreeCom”), and each of FreeCom’s holders of membership interests (the “FreeCom Interestholders”), of which Vantage was an 16.3% holder.  Vantage acquired the Shares in exchange for the Vantage’s ownership interest in FreeCom. Additionally, pursuant to the Agreement, The Vantage Group, Ltd. was granted a right of first refusal for future financings by Commoncache.

Item 4. Purpose of Transaction.

The shares acquired by Vantage were issued for the purpose of acquiring an interest in the Issuer.  Vantage does not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, vantage may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) Vantage was issued 6,700,000 shares of common stock of the Issuer, which represents 16.3% of the issued and outstanding shares of the Issuer.

(b) Vantage has the sole power to vote or dispose of 6,700,000 shares of common stock of the Issuer

(c) Other than the acquisition of the shares reported herein, Vantage has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than Vantage has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Reporting persons do not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Page 4 of 4 Pages

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

The Vantage Group, Ltd.

October 17, 2007	By:	/s/ Lyle Hauser
Lyle Hauser
President